FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 9, 2006


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X     Form 40-F
                                        -----            -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes        No  X
                                        -----     -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

                                  TENARIS S.A.


               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2006



46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine month period ended September 30, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars,  unless           Three-month period ended    Nine-month period ended
otherwise stated)                                                 September 30,               September 30,
                                                            -------------------------------------------------------
                                                    Notes       2006         2005          2006          2005
                                                            -------------------------------------------------------
                                                                                 (Unaudited)
Net sales                                             2        1,922,491     1,640,385     5,667,908     4,837,623
Cost of sales                                       2 & 3       (982,487)     (962,929)   (2,974,015)   (2,871,831)
                                                            -------------------------------------------------------
Gross profit                                                     940,004       677,456     2,693,893     1,965,792
Selling, general and administrative expenses          4         (246,506)     (205,937)     (712,882)     (603,530)
Other operating income, net                                        2,274         3,696         8,465         9,265
                                                            -------------------------------------------------------
Operating income                                                 695,772       475,215     1,989,476     1,371,527
Financial income (expenses), net                      5           (3,743)       (5,141)       10,918       (89,591)
                                                            -------------------------------------------------------
Income before equity in earnings of associated                   692,029       470,074     2,000,394     1,281,936
companies and income tax

Equity in earnings of associated companies                        29,653        26,502        76,725        94,944
                                                            -------------------------------------------------------
Income before income tax                                         721,682       496,576     2,077,119     1,376,880
Income tax                                                      (211,726)     (145,678)     (629,709)     (404,392)
                                                            -------------------------------------------------------
Income for the period                                            509,956       350,898     1,447,410       972,488

Attributable to:
Equity holders of the Company                                    479,105       318,897     1,370,564       896,587
Minority interest                                                 30,851        32,001        76,846        75,901
                                                            -------------------------------------------------------
                                                                 509,956       350,898     1,447,410       972,488
                                                            -------------------------------------------------------

Earnings per share attributable to the equity holders of the Company during the period

Weighted average number of ordinary shares
(thousands)                                                    1,180,537     1,180,537     1,180,537     1,180,537

Earnings per share (U.S. dollars per share)                         0.41          0.27          1.16          0.76

Earnings per ADS (U.S. dollars per ADS)                             0.81          0.54          2.32          1.52

  The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

  The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)               At September 30, 2006           At December 31, 2005
                                                      ----------------------------   -----------------------------
                                              Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net            6         2,403,926                      2,230,038
  Intangible assets, net                        6           165,673                        159,099
  Investments in associated companies                       392,011                        257,234
  Other investments                                          27,473                         25,647
  Deferred tax assets                                       248,032                        194,874
  Receivables                                                39,310     3,276,425           65,852      2,932,744
                                                      --------------                 --------------

Current assets
  Inventories                                             1,668,723                      1,376,113
  Receivables and prepayments                               192,433                        143,282
  Current tax assets                                        144,307                        102,455
  Trade receivables                                       1,438,470                      1,324,171
  Other investments                                         134,651                        119,907
  Cash and cash equivalents                               1,295,184     4,873,768          707,356      3,773,284
                                                      ----------------------------   -----------------------------

Total assets                                                            8,150,193                       6,706,028
                                                                    ==============                 ===============

EQUITY
Capital  and  reserves  attributable  to the
Company's equity holders
  Share capital                                           1,180,537                      1,180,537
  Legal reserves                                            118,054                        118,054
  Share premium                                             609,733                        609,733
  Currency translation adjustments                         (29,371)                       (59,743)
  Other reserves                                             28,835                          2,718
  Retained earnings                                       2,822,834     4,730,622        1,656,503      3,507,802
                                                      --------------                 --------------

Minority interest                                                         328,255                         268,071
                                                                    --------------                 ---------------
Total equity                                                            5,058,877                       3,775,873
                                                                    --------------                 ---------------

LIABILITIES
Non-current liabilities
  Borrowings                                                554,094                        678,112
  Deferred tax liabilities                                  361,974                        353,395
  Other liabilities                                         163,582                        154,378
  Provisions                                                 80,079                         43,964
  Trade payables                                                521     1,160,250            1,205      1,231,054
                                                      --------------                 --------------

Current liabilities
  Borrowings                                                321,217                        332,180
  Current tax liabilities                                   463,448                        452,534
  Other liabilities                                         187,524                        138,875
  Provisions                                                  9,037                         36,945
  Customer advances                                         180,381                        113,243
  Trade payables                                            769,459     1,931,066          625,324      1,699,101
                                                      ----------------------------   -----------------------------

Total liabilities                                                       3,091,316                       2,930,155
                                                                    ==============                 ===============

Total equity and liabilities                                            8,150,193                       6,706,028
                                                                    ==============                 ===============

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

                                          Attributable to equity holders of the Company
                              ----------------------------------------------------------------------
                                                                         Currency
                                Share     Legal     Share     Other     translation     Retained    Minority
                                Capital  Reserves   Premium  Reserves    adjustment    Earnings (*)  Interest    Total
                              -------------------------------------------------------------------------------------------
                                                                                                              (Unaudited)
Balance at January 1, 2006    1,180,537   118,054   609,733     2,718        (59,743)     1,656,503   268,071  3,775,873
                              -------------------------------------------------------------------------------------------

Currency translation
 differences                          -         -         -         -         30,372              -    13,090     43,462
Change in equity reserves (see
 Notes 1 and 9)                       -         -         -    26,117              -              -         -     26,117
Acquisition of minority
 interest                             -         -         -         -              -              -   (10,131)   (10,131)
Dividends paid in cash                -         -         -         -              -       (204,233)  (19,621)  (223,854)
Income for the period                 -         -         -         -              -      1,370,564    76,846  1,447,410

                              -------------------------------------------------------------------------------------------
Balance at September 30, 2006 1,180,537   118,054   609,733    28,835        (29,371)     2,822,834   328,255  5,058,877
                              -------------------------------------------------------------------------------------------

                                          Attributable to equity holders of the Company
                              ----------------------------------------------------------------------
                                                                         Currency
                                Share     Legal     Share     Other     translation     Retained    Minority
                                Capital  Reserves   Premium  Reserves    adjustment      Earnings    Interest    Total
                              -------------------------------------------------------------------------------------------
                                                                                                              (Unaudited)
Balance at January 1, 2005    1,180,537   118,054   609,733        82        (30,020)       617,538   165,271  2,661,195
Effect of adopting IFRS 3
(see Note 1)                          -         -         -         -              -        110,775         -    110,775
                              -------------------------------------------------------------------------------------------

Adjusted balance at
January 1, 2005               1,180,537   118,054   609,733        82        (30,020)       728,313   165,271  2,771,970
Currency translation
 differences                          -         -         -         -        (17,457)             -    18,137        680
Acquisition and increase of
 minority interest                    -         -         -         -              -              -       969        969
Dividends paid in cash                -         -         -       (82)             -       (199,429)   (7,924)  (207,435)
Income for the period                 -         -         -         -              -        896,587    75,901    972,488

                              -------------------------------------------------------------------------------------------
Balance at
September 30, 2005            1,180,537   118,054   609,733         -        (47,477)     1,425,471   252,354  3,538,672
                              -------------------------------------------------------------------------------------------

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 8 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT
                                                                                    Nine-month period ended September
                                                                                                   30,
                                                                                    -----------------------------------
(all amounts in thousands of U.S. dollars)                                                 2006             2005
                                                                                    -----------------------------------
                                                                                               (Unaudited)
Cash flows from operating activities
Income for the period                                                                        1,447,410         972,488
Adjustments for:
Depreciation and amortization                                                                  166,008         156,654
Income tax accruals less payments                                                                1,947         104,425
Equity in earnings of associated companies                                                     (76,725)        (94,944)
Interest accruals less payments, net                                                             1,456           3,006
Income from disposal of investment                                                              (6,933)              -
Changes in provisions                                                                            8,207           (423)
Proceeds from Fintecna arbitration award net of BHP settlement                                       -          66,594
Changes in working capital                                                                    (250,654)       (301,376)
Other, including currency translation adjustment                                                21,447          25,549
                                                                                    -----------------------------------
Net cash provided by operating activities                                                    1,312,163         931,973
                                                                                    -----------------------------------

Cash flows from investing activities
Capital expenditures                                                                          (302,077)       (194,428)
Acquisitions of subsidiaries (see Note 9)                                                      (39,828)        (48,002)
Convertible loan to associated companies                                                             -         (39,944)
Proceeds from disposal of property, plant and equipment and intangible assets                   16,568           5,413
Dividends and distributions received from associated companies                                       -          59,127
Changes in restricted bank deposits                                                              2,027          10,060
Reimbursement from trust funds                                                                       -         119,666
Investments in short terms securities                                                          (14,744)       (144,659)
                                                                                    -----------------------------------
Net cash used in  investing activities                                                        (338,054)       (232,767)
                                                                                    -----------------------------------

Cash flows from financing activities
Dividends paid                                                                                (204,233)       (199,511)
Dividends paid to minority interest in subsidiaries                                            (19,621)         (7,924)
Proceeds from borrowings                                                                       293,845         775,930
Repayments of borrowings                                                                      (443,328)     (1,019,006)
                                                                                    -----------------------------------
Net cash used in  financing activities                                                        (373,337)       (450,511)
                                                                                    -----------------------------------
Increase in cash and cash equivalents                                                          600,772         248,695

Movement  in cash and cash equivalents
At beginning of the period                                                                     680,591         293,824
Effect of exchange rate changes                                                                 (4,951)        (11,057)
Increase in cash and cash equivalents                                                          600,772         248,695
                                                                                    -----------------------------------
At September 30,                                                                             1,276,412         531,462
                                                                                    -----------------------------------
                                                                                    -----------------------------------
Cash and cash equivalents                                                                    At September 30,
                                                                                    -----------------------------------
                                                                                           2006             2005
Cash and bank deposits                                                                       1,295,184         567,773
Bank overdrafts                                                                                (18,751)        (32,871)
Restricted bank deposits                                                                           (21)         (3,440)
                                                                                    -----------------------------------
                                                                                             1,276,412         531,462
                                                                                    -----------------------------------

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

        NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS



Index to the notes to the consolidated condensed interim financial statements

     1    General information and basis of presentation

     2    Segment information

     3    Cost of sales

     4    Selling, general and administrative expenses

     5    Financial income (expenses), net

     6    Property, plant and equipment and Intangible assets, net

     7    Dividends per share

     8 Contingencies, commitments and restrictions to the distribution of profits

     9 Business acquisitions, incorporation of subsidiaries and other significant events

     10   Related party disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1       General information and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distribution companies. The Company consolidates its subsidiary companies, as detailed in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2005, and modified as discussed in Note 9 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2005. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, some financial gains and losses do arise from intercompany transactions because certain subsidiaries use their respective local currencies as their functional currency for accounting purposes. Such gains and losses are included in the consolidated income statement under Financial income (expenses), net.

The Company applies hedge accounting treatment for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are charged in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the ineffective portion is recognized in the income statement. The fair value of the Company's derivative financial instruments (asset or liability) is reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, the Company documents at the time of designation of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Company also documents its assessment at hedge designation and at each period end of whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At September 30, 2006, the effective portion of designated cash flow hedges amounts to $1.2 million and is included in Other reserves in equity.

Upon the adoption of IFRS 3, which was adopted together with the revised IAS 38, "Intangible Assets", and IAS 36, "Impairment of Assets", previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company's equity at January 1, 2005.

These consolidated condensed interim financial statements were approved for issue by the Tenaris Board of Directors on November 8, 2006.

2       Segment information

Primary reporting format: business segments
                                           -------------------------------------------------------------------------
(all amounts in thousands of U.S. dollars)                Welded & Other
                                             Seamless    Metallic Products    Energy        Other         Total
                                           -------------------------------------------------------------------------
Nine-month period ended September 30, 2006                               (Unaudited)
Net sales                                      4,657,469           362,519       403,722      244,198     5,667,908
Cost of sales                                 (2,151,812)         (262,752)     (390,534)    (168,917)   (2,974,015)
                                           -------------------------------------------------------------------------
Gross profit                                   2,505,657            99,767        13,188       75,281     2,693,893

Depreciation and amortization                    140,241            15,879         1,503        8,385       166,008

Nine-month period ended September 30, 2005
Net sales                                      3,667,049           636,849       362,593      171,132     4,837,623
Cost of sales                                 (1,987,376)         (425,808)     (354,959)    (103,688)   (2,871,831)
                                           -------------------------------------------------------------------------
Gross profit                                   1,679,673           211,041         7,634       67,444     1,965,792

Depreciation and amortization                    133,040            11,185         1,973       10,456       156,654

Secondary reporting format: geographical segments
                                           -------------------------------------------------------------------------
(all amounts in thousands of U.S. dollars)                                     Middle
                                              South                   North    East &     Far East &
                                             America     Europe      America   Africa      Oceania       Total
                                           -------------------------------------------------------------------------
Nine-month period ended September 30, 2006                               (Unaudited)

Net sales                                    1,091,230   1,394,850   1,321,558  1,335,281     524,989     5,667,908
Depreciation and amortization                   69,723      46,306      44,940        583       4,456       166,008

Nine-month period ended September 30, 2005

Net sales                                    1,353,356   1,114,478   1,281,329    636,435     452,025     4,837,623
Depreciation and amortization                   62,151      53,755      35,925         50       4,773       156,654

Allocation of net sales to geographical segments is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

3       Cost of sales

                                                                               Nine-month period ended
                                                                                    September 30,
                                                                          -----------------------------------
  (all amounts in thousands of U.S. dollars)                                     2006             2005
                                                                          -----------------------------------
                                                                                     (Unaudited)
  Inventories at the beginning of the period                                       1,376,113       1,269,470

  Plus: Charges of the period
  Raw materials, energy, consumables and other                                     2,372,914       2,242,620
  Services and fees                                                                  275,865         243,318
  Labor cost                                                                         346,522         313,733
  Depreciation of property, plant and equipment                                      144,390         134,778
  Amortization of intangible assets                                                    2,163           4,278
  Maintenance expenses                                                                82,128          75,507
  Provisions for contingencies                                                             -           1,200
  Allowance for obsolescence                                                           6,932           6,808
  Taxes                                                                                2,964           2,317
  Other                                                                               32,747          22,902
                                                                          -----------------------------------
                                                                                   3,266,625       3,047,461

  Less: Inventories at the end of the period                                      (1,668,723)     (1,445,100)
                                                                          -----------------------------------
                                                                                   2,974,015       2,871,831
                                                                          -----------------------------------

4       Selling, general and administrative expenses

                                                                               Nine-month period ended
                                                                                    September 30,
                                                                          -----------------------------------
  (all amounts in thousands of U.S. dollars)                                     2006             2005
                                                                          -----------------------------------
                                                                                     (Unaudited)
  Services and fees                                                                   87,477          90,190
  Labor cost                                                                         194,589         159,578
  Depreciation of property, plant and equipment                                        6,473           7,465
  Amortization of intangible assets                                                   12,982          10,133
  Commissions, freight and other selling expenses                                    261,127         212,174
  Provisions for contingencies                                                         7,915           9,629
  Allowances for doubtful accounts                                                     1,991           6,059
  Taxes                                                                               81,684          65,282
  Other                                                                               58,644          43,020
                                                                          -----------------------------------
                                                                                     712,882         603,530
                                                                          -----------------------------------

5      Financial income (expenses), net

                                                                               Nine-month period ended
                                                                                    September 30,
                                                                          -----------------------------------
  (all amounts in thousands of U.S. dollars)                                     2006             2005
                                                                          -----------------------------------
                                                                                     (Unaudited)
  Interest expense                                                                   (42,292)        (40,122)
  Interest income                                                                     43,818          15,449
  Net foreign exchange  transaction  results and changes in fair value of
  derivative instruments                                                               9,304         (70,162)
  Other                                                                                   88           5,244
                                                                          -----------------------------------
                                                                                      10,918         (89,591)
                                                                          -----------------------------------

6       Property, plant and equipment and Intangible assets, net

                                                     Net Property, Plant and     Net Intangible Assets
                                                            Equipment
                                                     -------------------------   -----------------------
(all amounts in thousands of U.S. dollars)                 (Unaudited)                (Unaudited)
Nine-month period ended September 30, 2006
Opening net book amount                                             2,230,038                   159,099
Currency translation differences                                       48,098                       835
Transfers                                                                (125)                      125
Additions                                                             282,621                    19,456
Disposals                                                             (28,735)                      (99)
Increase due to business acquisition                                   22,892                     1,402
Depreciation / Amortization charge                                   (150,863)                  (15,145)

                                                     -------------------------   -----------------------
At September 30, 2006                                               2,403,926                   165,673
                                                     -------------------------   -----------------------

7      Dividends per share

  The shareholders' meeting held on June 7, 2006 approved the payment of a dividend in the amount of $0.30 per share or approximately $354.1 million, corresponding to operating results for 2005. This amount included the interim dividend paid in November, 2005, in the amount of $0.127 per share or approximately $149.9 million. Tenaris paid the balance of the annual dividend amounting to approximately $204.2 million corresponding to $0.173 per share during 2006. During 2005 Tenaris paid $199.5 million corresponding to $0.169 per share.

8 Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of such financial statements are the following:

(i) Commitments

   (a) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division ("Eni") for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at September 30, 2006 amounts to approximately EUR701.9 million ($888.6 million).

   (b) Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR205.2 million ($259.8 million), based on prices prevailing at September 2006. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.

   (c) Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH ("TAG") pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to "ship or pay" provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.

       The expected annual value of this "ship or pay" commitment is approximately EUR5.0 million per year. Tenaris provided bank guarantees in the amount of EUR15.1 million in support of Dalmine Energie. The value of the bank guarantees corresponds to the termination penalties that would be due to TAG in the event of termination due to shipper's default.

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

(ii) Restrictions to the distribution of profits and payment of dividends

As of September 30, 2006, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

 (all amounts in thousands of U.S. dollars)                                  (unaudited)
Share capital                                                                   1,180,537
Legal reserve                                                                     118,054
Share premium                                                                     609,733
Retained  earnings  including  net  income for the  nine-month  period
ended September 30, 2006                                                        1,392,057
                                                                       -------------------
Total shareholders equity in accordance with Luxembourg law
                                                                                3,300,381
                                                                       -------------------

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of September 30, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At September 30, 2006, Tenaris's retained earnings under Luxembourg law totalled $1,392.1 million, as detailed below.

(all amounts in thousands of U.S. dollars)                                   (unaudited)
Retained earnings at December 31, 2005 under Luxembourg law                     1,171,738
Dividends received                                                                416,831
Other income and expenses for the  nine-month  period ended  September
30, 2006                                                                            7,721
Dividends paid                                                                  (204,233)
                                                                       -------------------
Retained earnings at September 30, 2006 under Luxembourg law                    1,392,057
                                                                       -------------------

9 Business acquisitions, incorporation of subsidiaries and other significant events

(a) Acquisition of Maverick Tube Corporation ("Maverick")

    On October 5, 2006, Tenaris completed its acquisition of Maverick, pursuant to which, Maverick merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris transferred to the paying agent for the transaction $65 per share in cash for each issued and outstanding share of Maverick's common stock. The transaction was valued at $3,185 million, including Maverick's net debt.

    To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated five-year term loan facilities in an aggregate of up to $2.7 billion; the balance was met from cash on hand. Tenaris will consolidate Maverick's balance sheet and results of operations in its consolidated financial statements beginning in the fourth quarter of 2006.

    With operations in the United States, Canada and Colombia, Maverick is a producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches, and approximately 4,650 employees. In 2005, Maverick reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division.

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(b) Letter of intent relating to sale of 75% interest in Dalmine Energie

    On September 13, 2006, Tenaris signed a letter of intent with E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG, for the sale to E.ON of a 75% interest in Dalmine Energie, Tenaris's Italian energy supply business, for a purchase price of approximately EUR39 million, subject to adjustments. The transaction, which is subject to negotiation and execution of definitive documentation, clearance by the applicable competition authorities and customary due diligence conditions, is expected to close before the end of 2006.

    The Company cannot give assurance that the transaction will be completed. Should it be completed, Tenaris will represent the results of Dalmine Energie as results of discontinued operations in accordance with the requirements of IFRS 5 "Non-current Assets Held for Sale and Disontinued Operations".

(c) Investment in Ternium S.A. ("Ternium")

    On September 9, 2005, the Company exchanged its 21.2% equity interest in Consorcio Siderurgia Amazonia Ltd. ("Amazonia") and its 24.4% equity interest in Ylopa Servicos de Consultadoria Ltda. ("Ylopa"), for 209,460,856 shares in Ternium, the company into which San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) consolidated its Latin American holdings in flat and long steel producers Siderar S.A.I.C. ("Siderar"), Sidor C.A. ("Sidor") and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an initial ownership interest of approximately 17.9% in Ternium.

    Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. reached an agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar, plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a consequence of the additional shares issued under this transaction, Tenaris' ownership stake was reduced to 15.0% of Ternium's outstanding common stock at December 31, 2005. The effect of this transaction resulted in an increase of the Company's proportional ownership in Ternium's equity of approximately $2.7 million, which Tenaris recognized in Other Reserves in equity.

    In addition, in August 2005 Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issued corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium's participation in Amazonia's financial debt restructuring in 2003. At the date of Ternium's initial public offering ("IPO"), the loans totaled approximately $40.5 million, including accrued interest.

    On February 6, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium's IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris' ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company's proportional ownership in Ternium's equity of approximately $27.7 million, which Tenaris recognized in Other Reserves in equity.

    At September 30, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $23.16 per ADS, giving Tenaris' ownership stake a market value of approximately $532 million. At September 30, 2006, the carrying value of Tenaris's ownership stake in Ternium was approximately $389 million.

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(d) Acquisition of Welded Pipe Business in Argentina

    On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. ("Acindar") for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina.

    The acquired business did not materially contribute to the Company's revenue and income. The fair value of acquired assets and liabilities were:

                                               Nine-month period ended
                                                  September 30, 2006
                                            -------------------------------
(all amounts in thousands of U.S. dollars)           (Unaudited)
                                            -------------------------------
Other assets and liabilities (net)                                   5,052
Property, plant and equipment                                       22,892
Goodwill                                                             1,402
                                            -------------------------------
Net assets acquired                                                 29,346
                                            -------------------------------

(e) Minority Interest

    During the nine-month period ended September 30, 2006, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $10.1 million.

10      Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.45% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.

Transactions and balances disclosed as with "Associated" companies are those with companies in which Tenaris owns 20% to 50% of the voting rights or over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The transactions and balances with related parties are shown below:

                   (all amounts in thousands of U.S. dollars)

        Nine-month period ended September 30, 2006
                                                           Associated (1)       Other           Total
                                                         --------------------------------------------------
(i)     Transactions
        (a) Sales of goods and services
        Sales of goods                                               96,672         44,332         141,004
        Sales of services                                            13,586          2,661          16,247
                                                         --------------------------------------------------
                                                                    110,258         46,993         157,251
                                                         --------------------------------------------------

         (b) Purchases of goods and services
         Purchases of goods                                          66,658          16,903         83,561
         Purchases of services                                        8,368          58,254         66,622
                                                         --------------------------------------------------
                                                                     75,026          75,157        150,183
                                                         --------------------------------------------------

        Nine-month period ended September 30, 2005
                                                           Associated (2)       Other           Total
                                                         --------------------------------------------------
  (i)   Transactions
        (a) Sales of goods and services
        Sales of goods                                               78,584         63,709         142,293
        Sales of services                                             3,649          7,263          10,912
                                                         --------------------------------------------------
                                                                     82,233         70,972         153,205
                                                         --------------------------------------------------

         (b) Purchases of goods and services
         Purchases of goods                                          31,215          33,144         64,359
         Purchases of services                                       12,057          46,907         58,964
                                                         --------------------------------------------------
                                                                     43,272          80,051        123,323
                                                         --------------------------------------------------

         At September 30, 2006
                                                           Associated (3)        Other          Total
                                                         --------------------------------------------------
(ii)     Period-end balances

         (a)  Related  to sales /  purchases  of goods /
         services
         Receivables from related parties                            33,736          23,677         57,413
         Payables to related parties                                (23,363)        (15,397)       (38,760)
                                                         --------------------------------------------------
                                                                     10,373           8,280         18,653
                                                         --------------------------------------------------

         (b) Other balances
         Receivables                                                  2,079               -          2,079

         (c) Financial debt
         Borrowings (6)                                             (57,449)              -        (57,449)

         At December 31, 2005
                                                           Associated (4)        Other          Total
                                                         --------------------------------------------------
(ii)     Period-end balances

         (a)  Related  to sales / purchases of goods /
         services
         Receivables from related parties                            30,988          15,228         46,216
         Payables to related parties                                (21,034)         (8,413)       (29,447)
                                                         --------------------------------------------------
                                                                      9,954           6,815         16,769
                                                         --------------------------------------------------

         (b) Other balances (5)                                      42,437               -         42,437

         (c) Financial debt
                 Borrowings (6)                                     (54,801)              -       (54,801)

     (1) Includes Ternium S.A. and its subsidiaries, Condusid C.A. As from September 1, 2006, it also includes Finma S.A.I.F.

     (2)  Includes: Condusid, Ylopa, Amazonia and Sidor.

     (3) Includes Ternium S.A. and its subsidiaries, Condusid C.A. and Finma S.A.I.F.

     (4)  Includes Ternium S.A. and its subsidiaries and Condusid C.A.

     (5)  Includes convertible loan to Ternium S.A. of $40.4 million.

     (6) Convertible loan from Sidor C.A. to Matesi (Materiales Siderurgicos S.A.).


                                                               Carlos Condorelli
                                                         Chief Financial Officer

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements as of September 30, 2006.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 9, 2006


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary